UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

SMX (Security Matters PLC (the “Company”) is filing this Report on Form 6-K to provide an update on its previously announced Heads of Agreement, dated December 5, 2024 (the “Heads of Agreement”) with Ybyrá Capital S.A. (“Ybyrá”), an emerging holding company focused in commodities and real estate development in South America. The Company and Ybyrá continue to structure the terms of the combination, aiming to maximize value for each of their shareholders.

At this stage, both companies are in the initial phase of determining the necessary structure and documentation to ensure that the transaction is conducted in compliance with applicable laws in the United States and Brazil, and Nasdaq listing requirements.

It also involves a detailed analysis of an independent third party to define the quality and updated value of Ybyrá’s assets, as well as a specialized technical team at SMX to prepare the unique certifying process for those assets.

Additionally, both companies are continuing to negotiate key deal terms.

While SMX remains at this time committed to the potential transaction and believes Ybyrá is similarly committed, the non-binding Heads of Agreement provides a roadmap, including the need for further due diligence, regulatory and shareholder approvals, and the parties have not yet finalized the principle deal terms or commenced drafting of definitive transaction documents. The parties cannot at this time give any assurance that definitive documents will be executed or delivered, that both companies will satisfy all expected closing conditions, including stockholder approvals, or that the transaction will be consummated in the first half of 2025 as originally targeted, later in 2025 or ever.

Forward Looking Statements

This Report on Form 6-K contains “forward-looking statements.” Such statements which are not purely historical (including, but not limited to statements that contain words such as “will,” “believes,” “plans,” “anticipates,” “expects,” “intends,” “would,” “could” and “estimates”) are forward-looking statements and include any statements regarding beliefs, plans, expectations or intentions regarding the future.

Actual results could differ from those projected in any forward-looking statements due to numerous factors. These forward-looking statements are made as of the date of this Form 6-K, and the Company assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements, except as required by law. Although the Company believes that the beliefs, plans, expectations and intentions contained in this Form 6-K are reasonable, there can be no assurance that such beliefs, plans, expectations or intentions will prove to be accurate. Investors should consult all of the information set forth herein and should also refer to the risk factors disclosure outlined in the Company’s reports and statements filed from time-to-time with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: January 23, 2025

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer